Filed pursuant to Rule 425 under the Securities Act of 1933, as amended.

Filed by: The Thomson Corporation

Subject Company: Reuters Group PLC

Exchange Act File Number of Subject Company: 333-08354

Note: The following is part of a transcript of a presentation given by The Thomson Corporation on October 3, 2007 at 8:30 a.m. ET. The filing of this transcript under Rule 425 shall not be deemed an acknowledgment that such a filing is required or that an offer requiring registration under the Securities Act of 1933, as amended, may ever occur in connection with the possible business combination transaction described herein.

The following transcript is related to the proposed transaction with Reuters Group PLC and has been extracted from the full presentation transcript. The audio replay of the presentation was first made available on the company’s website on October 4, 2007.

CAUTIONARY NOTE CONCERNING FACTORS THAT MAY AFFECT FUTURE RESULTS

This presentation, in particular the discussion of the proposed acquisition of Reuters Group PLC and remarks related to Thomson’s outlook and prospects, includes forward-looking statements, such as Thomson’s beliefs and expectations regarding its financial performance. These statements are based on certain assumptions and reflect Thomson’s current expectations. Forward-looking statements also include statements about Thomson’s beliefs and expectations related to industry and sector trends related to its businesses, as well as its beliefs about the benefits to shareholders and customers of the combined Thomson-Reuters business after the deal closes and the opportunities that may be available to the combined business. While Thomson believes that the proposed transaction with Reuters Group PLC will be approved by antitrust/competition authorities, there can be no assurance that the required approvals will be obtained, how long it will take to obtain such approvals or what conditions, if any, such authorities may impose. All forward-looking statements in this presentation are subject to a number of risks and uncertainties that could cause actual results or events to differ materially from current expectations. These risks and uncertainties include the ability to achieve the cost savings and synergies contemplated through the proposed Reuters transaction; the failure of Reuters shareholders to approve the proposed transaction; the effect of regulatory conditions, if any, imposed by regulatory authorities; the reaction of Thomson’s and Reuters’ customers, employees and suppliers to the proposed transaction; the ability to promptly and effectively integrate the businesses of Thomson and Reuters after the transaction closes; and the diversion of management time on proposed transaction-related issues. Additional factors that could cause actual results or events to differ materially from current expectations are discussed in Thomson’s materials filed with the securities regulatory authorities in Canada and the United States from time to time, including Thomson’s latest annual information form, which is also contained in its most recent annual report on Form 40-F filed with the US Securities and Exchange Commission (SEC). Any forward-looking statements made by or on behalf of Thomson speak only as of the date they are made. Thomson disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, other than as required by law.

ADDITIONAL INFORMATION

This presentation does not constitute an offer for sale of any securities or an offer or an invitation to purchase any such securities. Following satisfaction or waiver of the pre-conditions to the proposed Reuters transaction, documents relating to the proposed transaction will be furnished to or filed with the SEC. Shareholders are urged to read such documents regarding the proposed transaction if and when they become available, because they will contain important information. Shareholders will be able to obtain free copies of these documents, as well as other filings containing information about the companies, without charge, at the SEC’s website at www.sec.gov, at the Canadian securities regulatory authorities’ website at www.sedar.com and from Thomson. These documents will also be available for inspection and copying at the public reference room maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549, US. For further information about the public reference room, call the SEC at +1 800-732-0330.

No statement in this presentation is intended to constitute a profit forecast.

This presentation contains disclosures of certain non-GAAP financial measures. Please see the “Investor Relations” section of www.thomson.com for a reconciliation of each of these measures as used by Thomson to the most directly comparable GAAP financial measure.

Combined Thomson and Reuters financial amounts for 2006 included in this presentation are derived from the published financial statements of The Thomson Corporation and Reuters Group PLC for the year ended December 31, 2006. Thomson prepares its financial statements under Canadian generally accepted accounting principles (“Canadian GAAP”) and Reuters prepares its financial statements under International Financial Reporting Standards (“IFRS”). Canadian GAAP and IFRS differ in certain significant respects. For purposes of this presentation, amounts determined under Canadian GAAP and IFRS have been aggregated without any adjustment for differences in accounting policy or application. Accordingly, information for the combined business prepared on a consistent basis under either Canadian GAAP or under IFRS could differ significantly from the combined information presented herein. In addition this combined information does not constitute Pro Forma Financial Information as it is defined in Article 11 of Regulation S-X of the United States Securities and Exchange Commission.

Both Thomson and Reuters use non-GAAP financial measures to provide additional information to shareholders on the performance of their businesses. Amounts included in this presentation for non-GAAP financial measures are based on the closest similar measures reported by Thomson and Reuters. While certain adjustments have been made to align the measures to the extent possible using public information, there can be no assurance that those measures are in fact comparable.

This presentation is being communicated in the United Kingdom only to persons who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the Order) and to persons to whom it may otherwise be lawful to communicate it to (all such persons being referred to as relevant persons). This presentation is only directed at relevant persons and any investment or investment activity to which the presentation relates is only available to relevant persons or will be engaged in only with relevant persons. Solicitations resulting from this presentation will only be responded to if the person concerned is a relevant person. Other persons should not rely or act upon this presentation or any of its contents. The recipients of this presentation should not base any behavior in relation to qualifying investments or relevant products (as defined in the Financial Services and Markets Act 2000 (FSMA) and the Code of Market Conduct made pursuant to FSMA) which would amount to market abuse for the purposes of FSMA on the information in this presentation until after the information has been made generally available. Nor should the recipient use the information in this presentation in any way which would constitute “market abuse”.

THE THOMSON CORPORATION

INVESTOR DAY

OCTOBER 3, 2007; 8:30 a.m. ET

Frank Golden  - Thomson Corporation - VP IR

….I know some of you are new to the Thomson story and are interested in learning more about the Company, and we’re confident that when you leave here today you’ll have a clear understanding of Thomson’s business model, the financial drivers associated with that model, our market position and competitors, and the growth prospects for each of the businesses that will constitute the professional division upon completion of the Reuters transaction.

Now, let’s just start with a definition of the professional division. Following the closing of the Reuters transaction we’ll split the businesses into two divisions, professional and financial. Now the financial division will consist of Reuters and Thomson Financial and will be managed by Devin Wenig, the CEO of Reuters.

The professional division will consist of four segments -- legal, tax and accounting, scientific and healthcare, and Jim Smith, currently Thomson’s Executive Vice President and Chief Operating Officer, will be the President and CEO of the professional division. Jim will discuss the strategy and the opportunities for the professional division…..

Now I know that many of you are here today based on your interest in Thomson’s acquisition of Reuters. And needless to say, we are very excited about the opportunities the Reuters transaction presents for Thomson and our shareholders. Dick Harrington, our President and CEO, will provide some perspective on what the combination will mean for The Thomson Corporation, our customers and investors. Then Bob Daleo, our Chief Financial Officer, will also provide some details on what the combined company will look like, and will provide an update on the acquisition, financing and the timing of the acquisition.

Now please understand that we are limited regarding what we can say about the transaction given that we’re in the midst of the regulatory approval process. Included in this is the fact that we are prohibited from discussing anything related to profit forecasts under the UK takeover panel rules……

 Dick Harrington  - Thomson Corporation - President & CEO

…Many of you who are actually new to the Thomson story and are interested in learning more about our company in light of our acquisition of Reuters and hopefully we’ll solve that problem today……

We sold all of our Thomson Learning businesses, received gross proceeds of approximately $8.5 billion and we will use the $7 billion in net proceeds for the Reuters acquisition which we announced in May. Now this is the biggest transaction in the Company’s history, and we are very excited about the opportunities presented by this combination and I will speak to this in a moment….

As I said when we announced the Reuters acquisition in May, this combination is the next logical step for Thomson. It is the high point of what we’ve been working toward for a decade. We have developed the strategy, the business model and the capital structure to support this acquisition and to take this major step. When the deal closes we will become the largest provider of information services and solutions to business and professional customers across the globe, supported by a world-class news service.

The acquisition enables Thomson to achieve a global footprint, combined with a global brand, faster than we could have achieved on our own. This global footprint will be set on a solid foundation in North America and Europe and will also give us over $1 billion in revenue in the growing Asia-Pacific market. In addition, we will have management talent, financial strength, and a strong operating position to capitalize on the opportunities in our market. The net result is that we believe that Thomson-Reuters will create shareholder value and that 1 plus 1 will equal 3.

I was excited about this deal when we announced it and today I’m even more excited about the opportunities that lie ahead for Thomson-Reuters. The combined company will have two major divisions, one serving the professional market, and the other serving the financial market, again, both supported by a world-class news service.

Thomson has built leading positions in legal, tax and accounting, scientific and healthcare information markets. The professional division will represent approximately 40% of revenues of the combined Thomson-Reuters business and will generate over $1 billion in free cash flow. Combined with the complementary strengths of Thomson Financial and Reuters we’ll create a global leader in financial information. It will unlock the potential in both businesses.

Now, if Thomson and Reuters had been combined in 2006, they would have generated over $11 billion in revenue and nearly $2.5 billion in segment operating profit. And I’m confident that our professional division combined with Reuters brand, news service and global reach will create new growth opportunities.

Now I’ve been with Thomson for 25 years, a little over 25 years, and the last 10 as CEO, and I can honestly say that the Company has never had more opportunity. We are strategically positioned, operationally sound, financially secure, which will enable us to take advantage of the opportunities ahead and lead to greater profitability, higher free cash flow, and greater shareholder value….

It is now my pleasure to introduce the CFO for Thomson and the future CFO for Thomson-Reuters, Bob Daleo…….

 Bob Daleo  - Thomson Corporation - EVP & CFO

….We serve five distinct segments, but I would say even within those we have become very adept at subsegmenting our markets and understanding those positions well. And we do have almost 20% of our revenues outside North America. And by the way, that was an important objective in the Reuters acquisition, to really broaden the global footprint of the Company, and as you’ll see, we have done that quite remarkably…

….Thomson in 2006 -- you might remember this, particularly people who are not as familiar with Thomson -- we really were a $9 billion business. And if you were to unscramble them in 2007 I would say our management would say we’re very comfortable tracking well beyond $10 billion.

And why that’s important is because it’s not about a $7 billion corporation acquiring a $5 billion corporation. It’s about the resources and capabilities of a $10 billion corporation being able to manage itself to swap out assets between learning and financial and have the right processes, structure and capabilities to manage what is essentially going to be on a pro forma basis an $11 billion to $12 billion business and that’s a very, very important fundamental…..

…[W]e must have a robust capital strategy. And that means that we target to be a high quality issuer of debt. We target -- my personal target is that we are a low A rated company. That is what we want to be. We believe it reflects the quality of the underlying businesses, it reflects the inherent capital process that we have and the dedication that we have to maintaining a strong capital structure.

…[W]e target about two times debt to EBITDA. We believe it’s important because we want to have access to capital markets at any time and we all know that these times it really separates the wheat from the chaff, the ability to access cash. And we’re consistently balancing, as you saw from the very first one, balancing our investments and returns. That is fundamental to what we do. And we believe over the long-term that gives us the financial flexibility to deliver good returns to our shareholders and our bondholders and maintain stability to the Corporation.

….[W]e have had a consistent -- our dividend policy is that -- it’s around 40% of our free cash flow is targeted to be distributed in dividends and, generally speaking, we will tie dividend growth in a certain way to the growth and earnings in free cash flow….

…[O]ver the past couple of years, we have deployed a share repurchase program…..I will tell you today flatly we are not in the market today to do share repurchasing where we stand with the Reuters transaction…..

…S&P just reconfirmed our A- rating with a negative outlook. We’re very happy about that. Moody’s has lowered us one notch ....and DBRS, right now our rating is under review. As I said before, I am personally committed to this company to be a low A rated company. And we believe that based upon what we see ahead of us that we will have the opportunity to drive back to that rating across all of our rating agencies in the not too distant future….

Now, historically, Thomson has had a low return on invested capital and it’s primarily, as you all know, it’s a mathematical computation. Today, the Corporation and post Reuters, the Corporation, the Thomson-Reuters Corporation will have a huge amount of their assets really what I’d say is exactly at market value, exactly. And so therefore, when you compare Thomson to many other companies that have not built their businesses this way, obviously, we’re disadvantaged in that regard.

But internally from our perspective, we look at two things. First, we look at cash generation of the business because fundamentally over the long-term, it’s cash generation of the business that drives the expansion of returns over time. And the second thing is, we look at incremental improvement. So it’s not about whether it’s a 9% return or an 8% return or a 10% -- it’s about how much are we going to move that needle every year? Because that says to us that we are leveraging the assets that we have in our portfolio and able to get better returns out of the existing assets....

Now I want to spend a minute, obviously, and talk about Thomson-Reuters, we’re all very excited about this opportunity for the Corporation. Really, just some really high-level thoughts here. First of all, this is going to be an $11 billion business with a global footprint that will be quite significant. We will have the ability to partner and compete on a worldwide basis. The Thomson process, the Reuters infrastructure, the interconnecting of Thomson Financial and Reuters will produce very, very powerful products and services. The ability to meet our customers’ needs, not just now but in the future, and help actually in informing and shaping the financial services marketplace.

As you know, we’ve gone on record with identifying significant deliverable synergies and we’ve committed to that and we think that those synergies from a Thomson shareholders’ perspective, they help us pay for the deal. The real value creation comes post those synergies as we grow the business into the future. We will be an extremely well capitalized company and certainly an industry leader and we will have a dual listed structure which allows a global company to enjoy the benefits of a global shareholder base and we’re very excited about that.

Now, Thomson -- as I said, Thomson has about 17% of its revenues outside of North America whereas Reuters only has less than 30% in North America. So that combination creates a well balanced footprint here where about 60% of the assets are based here in North America, 40% are outside of it. Importantly, we’re going to have $1 billion of revenue in Asia -- $1 billion. That’s a very, very powerful footprint for us to continue to build on.

In terms of -- now we used this slide back in May when we announced the deal - just showing what we thought about in terms of capitalization, the pro forma line for Thomson-Reuters really assumes -- takes into account that we’ve already paid the cash out and in fact that we’ve combined the businesses at roughly today’s market values. I think that what’s important here is we’ve talked about -- I’ve talked about our objective to be at a two times debt to EBITDA. It says here, and we believe this, by the time we close we’ll be about 2.4 times. I think the last time we did this slide on early information we said about 2.6. So we don’t have that far to go to achieve those objectives that we want to achieve in that regard.

And in terms of free cash flow, this is the combined business as of 2006. It doesn’t include synergies and we also believe that applying Thomson’s disciplines in terms of financial management and cash management that the Reuters business on its own can generate more cash, we’re confident of that.

Now just to kind of revisit the purchase price and what’s going on here -- as you know, we said it’s 50% cash, 50% equity. The cash component is roughly about $9.5 billion, as it said on the slide. Now how we’re funding that is that a significant portion of that cash is coming from the net disposal that Dick talked about. We also have very strong commitments in place. They were in place, as you would imagine, before we did the deal. We have a bridge financing facility for GBP2.5 billion, and we have a recently completed syndicated five-year credit facility.

And just to give you a highlight here as you follow all this, the net debt the Corporation is adding is about $3.5 billion; so $2.5 billion comes from the difference between the 7 and 9 and the other billion is roughly what we think the Reuters debt will be that Thomson will assume when we complete the transaction.

Now I can’t talk too much about this, but just to let you know that we did file with the European Commission on May 3rd. They are expected to come back and comment on that filing on October 8th and we will wait for their comments. And so, we won’t speculate on whether it will be Phase II or not, but if it is we could potentially close in the first quarter of next year. The US -- the DOJ is undergoing a review at the same time. And even though it doesn’t qualify for HSR review, they’re conducting it as if it would. And expect -- we expect their timing will coincide with the EU.

In addition to that, obviously, this is subject to review by Canadian authorities. And we believe the Canadian authorities, like the US authorities, will follow the EU. Importantly, as we plan for this, there is a lot of prework going on between two companies, all that we can do under the current circumstances, laying out the integration processes and thoughts and so on. And I will tell you that this is going to be an integration that’s not focused on internally how we manage the business. It’s going to be externally how we deal with our customers and how we maximize value.

A lot of companies when this happens take their eye off the ball. We’re not going to do that here. The number one priority is what happens to our customers, how do we deal with our customers, what are the right kinds of product strategies and so on. And as quickly as we can get those nailed down, we will.

Now, just to talk for a minute about what the combined company will account for. We will report under Canadian GAAP and we’ll reconcile both to US GAAP and IFRS. So in the filings that we will do with the EU, they will be, in fact, under Canadian GAAP. However, we do anticipate moving to IFRS as soon as allowed by regulators. Canada has announced that they are moving to IFRS and with the SEC allowing filers to file in IFRS, it certainly makes sense for us to do that because a lot of our peers are on the same thing. However, we are a North American based company. The preponderance of our assets are based in the US, so we will continue to report in US dollars. We will pay our dividends in US dollars.

Now, just in kind of summing up here, I think as you look at -- I know as you look at Thomson-Reuters, we really are a powerful combination. We have leading positions in attractive markets, we’ve got a very strong management team. Both companies have strong teams we’re putting together and so inherently we will have an extremely strong team. Combined, we’ll have a very high proportion of recurring revenue and so therefore, the Reuters business model fits neatly within Thomson and hence the Thomson-Reuters combination makes it that much more powerful.

We have very complementary businesses and footprints. Our revenue growth in both businesses we think can be converted to increasing margin and free cash flow following the Thomson policies. And we have underpinning, as we’ll continue to have, a very disciplined capital allocation process that allows us to drive the business and also drive our returns to shareholders….

 Jim Smith  - Thomson Corporation - EVP & COO

….It’s a real pleasure to have the opportunity here today to present for the first time as the COO of The Thomson Corporation and as the soon-to-be CEO of the professional division, Thomson-Reuters.....

For the remainder of this presentation, we will focus on the businesses that will form the professional division of Thomson-Reuters. As you have seen from both Dick and Bob, the professional division represents 41% of overall Thomson-Reuters revenue on a pro rata 2006 basis. The largest segment clearly is legal. Remember, these are very solid, profitable businesses. In 2006, the professional division would have represented 57% of the operating profit of a combined Thomson-Reuters.

So while we share the excitement for the potential of the combined financial business that marries the best of Reuters and the best of Thomson Financial, and we understand why that is rightly center stage in everyone’s mind, it is nonetheless important that everyone recognize that the professional division will remain an important driver of the success of a combined Thomson-Reuters…..

Finally, we recognize that the work place is in fact more global, more customers are looking for cross-border solutions and have global needs. We feel we have several areas of opportunity internationally, but I want to highlight that these opportunities will only be enhanced with the addition of Reuters and the global footprint it brings to bear.

Coming together as a division, our four foundational segments are aligned in strategy. Our businesses operate in markets with low cyclicality and solid growth prospects. The professional division will be focused on leverage. Leveraging content, technology, tools, talent, client relationships and leading positions. Enabling us to continually improve our ability to develop and launch innovative solutions quickly…..

Each of these success stories carries with it lessons and learnings, experience that allows our product development teams to bring more robust solutions to market more quickly and more effectively. The bottom line is that incremental repeatable innovation is driving core revenue growth. This will continue to be the focus across the professional division of Thomson-Reuters.

Now that I’ve talked about how we approach our revenue opportunities, let me take a minute to discuss our cost base and about some of the things we’re doing right now to make ourselves more efficient. THOMSONplus is the initiative announced in the second quarter of 2006, it is actually a series of initiatives designed to further drive effectiveness and efficiency across the organization.

Finance+ is focused on the finance, accounting and business systems and our back office functions. Tech+ is focused on consolidating technology infrastructure and streamlining technology operations. Customer+ is focused on transforming our customer care experience. And Efficiency+ is a series of various initiatives within the business units to focus on efficiencies.

The important message here to take away is that we remain squarely on pace to hit our originally stated objective of $150 million in run rate savings by the end of 2008. We will continue to drive this initiative throughout the professional division even after the closing of the Thomson-Reuters deal.

As I mentioned earlier, the professional division has been successful in the past and our mission is to continue to improve upon that performance. We’re confident we can do just that. We have a consistent, proven strategy. We have strong leadership positions in markets that are fundamental to the knowledge economy. We are taking, particularly with the Reuters acquisition, an increasingly global approach to our business as we better understand and adapt to our customer needs…….

When we think about the combination of assets between the professional division and the global footprint and media capabilities of Reuters, we see a highly complementary fit. As we begin to explore ways of building upon their global infrastructure, deep historic relationships and worldwide brand, it has to improve our prospects for opening new sales channels, particularly outside North America.

I know we will find ways of enriching product offerings across the combined entity as we learn more about the particular technologies, tools and content sets that each business brings to the table. And I know that the combined company will offer the kind of exciting, dynamic, global opportunities that will help us to continue to attract the best and the brightest talent. So the future looks very promising.

But what we want to demonstrate this morning is that that future is underpinned by the success of the foundation, the foundational Thomson businesses that got us where we are today. What I hope you take away from today’s discussion is a shared belief that these businesses aren’t just solid, reliable, steady producers of profit and free cash flow, which they are. These businesses are also businesses that are very well-positioned to grow in the information age. In fact, we believe these businesses will be key drivers of growth for Thomson-Reuters for years to come…..

Frank Golden  - Thomson Corporation - VP IR

 ….I have to read the obligatory note that I need to advise you that today’s presentations contain forward-looking statements that relate to future results and events and are based on Thomson’s current expectations. Actual results may differ materially from those currently expected due to a number of risks that we will discuss in documents that we provide to the regulatory agencies.

This presentation also contains disclosure of certain non-GAAP financial measures. As required by regulatory rules, we have provided a reconciliation of each of these measures to the most directly comparable GAAP measure in the Investor Relations section of our website found at thomson.com…..

 Dick Harrington  - Thomson Corporation - President & CEO

….For me, it was a little bit strange because 10 years ago, 11 years ago, we would have been talking about leisure travel and we would have been talking about newspapers, and kind of a rag bag of publishing businesses. Some still exist, obviously West, but others that are no longer with us. And we still had Learning then, and we would’ve been talking about Learning.

Interestingly enough, we basically sold 81% of those assets to create the foundation that we have today. Obviously, as I said earlier, the foundation that allowed us to step forward -- to step up to the Reuters acquisition…..

We have leading positions in some of the most vital markets in the world and these markets are demonstrating favorable business trends. I think the Reuters acquisition will allow us to take a look at this from a greater geographic viewpoint than we could do on our own.

We continue to focus on again electronic solutions, software and services, which results in higher levels of recurring revenue and results in significant free cash flow.

This business model I think even becomes more attractive with the acquisition of Reuters. As I said earlier, Reuters brings us a first-class brand, a global reach, and a world-class news service.

Then finally with a clear strategic vision, I think the sound operating principles and the financial stability that we have today, I think that we have an outstanding foundation to continue to drive shareholder value in the years to come….

 QUESTION AND ANSWER

 Peter Appert  - Goldman Sachs - Analyst

….So the question is for Bob. You noted the Company’s ability consistently to maintain low tax rates. Could you just for those of us who were less conversant in the intricacies of the tax code, how do you do that just for 30 or 60 seconds maybe? And is it truly sustainable? Since this is so important to the company’s free cash flow story and how the Reuters transaction might -- the implication for the Reuters transaction on that? That is one thing.

The second question for Dick, I’m just wondering how you are thinking broadly about acquisition strategy in the context of this large pending transaction? Has it caused to step back for a year or something in terms of pace of activity? Thanks……

 Bob Daleo  - Thomson Corporation - EVP & CFO

 Peter, basically what you’re asking me to do is open the kimono a bit. I can talk a little bit about more broadly essentially -- first of all, Thomson is an intellectual property company. We are Canadian based and we have the opportunity to structure our businesses in such a way that we have finance companies and a lot of other corporations offshore that lend money to a variety of our businesses, which create a benefit because of the interest rate protection and so on. But a growing part of our strategy as an intellectual property business is in fact that we are developing our products and owning more of our products offshore in lower tax jurisdictions. We have a business as a matter-of-fact, a product development center that supports all of our businesses that in fact reports to Mike Wilens where we do a lot of innovation technology development there and as a result we own that intellectual property in an offshore way. We’re not the only company that does that, so we feel that both of those tax strategies are eminently supportable and viable for the long-term. Reuters has a little bit different tax structure. I will not comment on theirs. It is inappropriate for me to do that, but we do believe that when you combine these businesses that today our tax rates are roughly in a 20% range and their tax rates are roughly in about the same thing. I think over the long-term we see no reason why the larger entity cannot enjoy that level of tax going forward.

 Dick Harrington  - Thomson Corporation - President & CEO

 I would say on the acquisition front, first of all we do have some capacity to continue to do acquisitions, but obviously we will be selective on there. I think Bob talked about the capital strategy during his presentation. From the point of view of where we are today and where we would like to get to and stay. But I’m thinking within that we do have some capacity, but again will be -- they will be tactical and there will be hopefully ones that we can get a very quick payback on.

 Drew McReynolds  - RBC Capital Markets - Analyst

……You did say that you’re not active on a share buyback. Just wondering if that is your discretion or whether the Reuters deal related constraint? Thank you…..

 Bob Daleo  - Thomson Corporation - EVP & CFO

 Our short answer is we’re not active by our own choice at this time.

 Mark Braley  - Deutsche Bank - Analyst

.... Just one question…..When you’re talking about the combination with Reuters, you specifically highlighted the global news service. Can you just give a bit more feel for how you see the opportunity to leverage that with nonfinancial businesses? I.e. are you going to look to kind of staff up in these businesses to support financial, etc.?.....

 Jim Smith  - Thomson Corporation - EVP & COO

 Look, that’s an area we’re just beginning to explore and just beginning to understand what those capabilities are. I think they fall into two broad buckets. The first is how can we use those capabilities to offer tailored real-time current events coverage and information to our deep referential products? How can we do that particularly from the international standpoint in local languages and locally tailored content?

On the second bit, I think we want to explore very much something that relates to the metadata discussion that Mike raised. If you just think about the sheer volume of information that comes in through those news feeds and through those historical archives, if we can get the metadata around that material right, it makes for truly powerful vertical solutions for us.

 Scott Scher  - Clovis Capital - Analyst

.... Bob, could you comment on return on invested capital? You commented that it is a metric you look at. You think it is very important in the context of capital allocation. A couple of questions. One, what is the number today? Two, what has it been? Three, what do you find satisfactory? Is it satisfactory? What is a reasonable goal over time?

 Bob Daleo  - Thomson Corporation - EVP & CFO

 Today the last time we reported our return on invested capital after tax was in excess of 9%, 9.2%, something like that. It has been as low as 6% or 7%. Our objective, my objective and I think a good return is for us to drive to it is over the long-term see if we can get to 12%. 12% return on invested capital for a business our size making the kind of investments that we make I think is a very laudable objective, but it is going to take awhile to get there.

As I said, the reason for that is because of the highly priced asset base. I believe that with the acquisition of Reuters that that will drop obviously below where it currently is today. Probably my guesstimate would be in the neighborhood of about 7% at this point -- the day of the acquisition. But I see no reason why given that cash generation in the business, the ability as you’ve heard here -- the ability to leverage a lot of our assets and to drive the growth that we have, I do not see any reason why over the intermediate term we could not get this business back up certainly closer to 12%......

 Vince Valentini  - TD Newcrest - Analyst

…. In terms of IFRS or accounting, does that have any impact on amortization of intangibles in your mind, Bob? Could you give us any update of your thoughts there? I mean there’s going to be some massive intangible assets on the Reuters deal and we don’t really have any color yet on how that is going to be amortized? Is there any further thoughts?

 Bob Daleo  - Thomson Corporation - EVP & CFO

 Let me just tell you that what I know about IFRS you can put on the head of a pin and you would have a lot of extra room, so I’m not going to really comment on that other than to say I know there is a different treatment for that. And I will assure you that as soon as we have a better understanding of that and if there are implications one way or another, we will communicate that clearly to the marketplace. But I really couldn’t comment at this point.

 Dick Harrington  - Thomson Corporation - President & CEO

 We actually have people in our business that understand this fully..….

Jeff Fan  - UBS - Analyst

....A question for Mike on the Novus platform…..the ability of the platform to scale and perhaps move more products onto that platform; i.e., some of the Reuters products, as you plan going forward?.....

Mike Wilens  - Thomson Corporation - EVP & CTO

....As far as Reuters goes, Reuters is -- you can only have so many conversations at this point in the process, but conversations to date suggest that they are fairly excited about the ability of moving a whole plethora of search solutions that are all over the place onto a common search platform and it would be Novus if that was it. So you can expect more conversations there. It is just very early in in the process….

 Catriona Fallon  - Citigroup - Analyst

....[I]f you could just talk quickly, Bob, about the free cash flow goals for the future? There was a chart shown about how now 24% average across the businesses. Where do you expect that to get to, the free cash flow operating margin for all the businesses in general, what is your goal?

 Bob Daleo  - Thomson Corporation - EVP & CFO

….I think that it is possible that you could bring the free cash flow margin, which on a pre-tax basis probably up to greater than -- up to the EBITDA margin, so it could get into the high 20s. Our objective is to drive it as high as we can so I don’t want to put a cap on it, but to say what would be a reasonable expectation. That might be a reasonable one…..